Exhibit 99

For Immediate Release

November 3, 2005

DRAXIS Health Reports Third Quarter Results

Nine month revenues up 24% to US$61 million with EPS of 16 cents

Mississauga, Ontario, November 3, 2005 - DRAXIS Health Inc. (TSX: DAX); (Nasdaq: DRAX) reported financial results for the third quarter and the first nine months ended September 30, 2005.  The extended shutdown period in the third quarter impacted quarter over quarter results, but year-to-date comparisons remain favourable. All amounts are expressed in US dollars.

Highlights

•                  Revenues for the third quarter were $17.5 million, down 4% from $18.2 million in the third quarter of 2004; revenues for the first nine months of 2005 were up 24% to $60.8 million compared to $49.0 million for the first nine months of 2004. Product sales of $16.0 million were unchanged from the third quarter of 2004 but were up 29% to $55.7 million for the first nine months of 2005 versus $43.3 million in the same period in 2004.

•                  Net income for the third quarter of 2005 was $1.1 million, down from $2.1 million in the third quarter of 2004; for the first nine months of 2005 net income was $6.7 million, 18% ahead of the $5.7 million in the same period in 2004.

•                  Basic and diluted EPS for the third quarter 2005 was 3 cents, compared to 5 cents in the third quarter of 2004; basic and diluted EPS for the first nine months of 2005 was 16 cents, an increase over the 14 cents earned in the first nine months of 2004.

•                  Operating income for the third quarter of 2005 was $1.7 million versus $2.7 million for the third quarter of 2004; operating income for the first nine months of 2005 was $8.8 million, up 26% from $7.0 million in the first nine months of 2004.

•                  Net cash flows from operating activities were $0.5 million for the third quarter and $3.4 million for the first nine months of 2005, compared to net cash flows of $2.3 million and $0.8 million for the same periods respectively in 2004.

•                  Subsequent to the quarter, on October 4, 2005, Mr. Dan Brazier, formerly Senior Vice President, Corporate Development and Strategic Planning, was appointed Chief Operating Officer.  Mr. Brazier immediately assumed responsibilities for the day-to-day operations across the Company, reporting to Dr. Martin Barkin, President and Chief Executive Officer.

“This quarter presented significant challenges as we dealt with the impact of an extended shutdown period for scheduled maintenance and repairs in our sterile products area, but the handling of this atypical event by our people and our processes demonstrated our commitment to the highest standards of quality and compliance,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “We remain confident in the underlying strength of our contract manufacturing business and its prospects going forward. In our radiopharmaceuticals business, we have moved  to establish an enhanced management team and lay the foundations for a new strategy in that division, based on identifying and engaging partners to catalyze growth in Nuclear Medicine markets globally in the near to mid term.

Dr. Barkin also noted that, “the recent appointment of Dan Brazier to the newly-created position of Chief Operating Officer is a decision consistent with our intention to place an increased emphasis on operational excellence and execution. We have spent considerable time and energy focusing the Company in two growth-oriented specialized business units and as the scope of our operations increase we intend to maintain the discipline required to optimize long term performance in both these businesses.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three Month Periods			For the Nine Month Periods
Ended September 30,			Ended September 30,
2005	2004		2005	2004
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$16,034	$16,205	Product sales	$55,716	$43,341
1,423	1,980	Royalty and licensing	5,057	5,693
$17,457	$18,185		$60,773	$49,034

$472	$440	Research and development expense	$1,591	$1,446

$5,659	$5,600	Product Gross Margin	$20,309	$15,516
35.3%	34.6%	Product Gross Margin %	36.5%	35.8%

$1,657	$2,722	Operating income	$8,791	$6,998
9.5%	15.0%	Operating Margin %	14.5%	14.3%

$7,349	$9,507	Cash and cash equivalents	$7,349	$9,507

$0	$5,260	Total debt	$0	$5,260

$460	$2,323	Cash flows from operating activities	$3,361	$755
(1,358)	(344)	Cash flows used in investing activities	(3,555)	(2,208)
$(898)	$1,979		$(194)	$(1,453)

		Net income (loss)
$1,069	$2,058	from continuing operations	$6,717	$5,710
—	3	from discontinued operations	—	(27)
$1,069	$2,061		$6,717	$5,683

		Basic income per share
$0.03	$0.05	from continuing operations	$0.16	$0.14
—	—	from discontinued operations	—	—
$0.03	$0.05		$0.16	$0.14

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Results in the division were negatively impacted by an extended shutdown period for facility maintenance and repair in its sterile products area during the third quarter of 2005 as previously announced.

•                  Revenues of $11.6 million for the third quarter of 2005 decreased by $0.3 million or 3% versus the third quarter of 2004; revenues for the first nine months of 2005 were $42.1 million, 33% greater than the first nine months of 2004 as a result of increased production demand from two of the Company’s top three customers.

•                  Product gross margin increased slightly to 22.9% for the third quarter of 2005 from 22.5% in the third quarter of 2004, due to the positive impact of increased sterile products volumes prior to the shutdown; product gross margin percentage for the first nine months of 2005 increased to 27.8% from 23.4% compared to the same period in 2004 as a result of volume growth, principally of higher margin sterile products.

•                  Operating income for the third quarter of 2005 was $0.5 million compared to $1.2 million for the third quarter of 2004 and for the first nine months of 2005 was $5.8 million, an increase of 78% over the $3.2 million in the same period in 2004.

•                  The Company announced on September 1, 2005, that it renewed its production outsourcing agreement with Pfizer Canada Inc. under a new 3-year manufacturing agreement to produce several non-prescription products as one of a select number of approved suppliers to the Pfizer Consumer Healthcare Canada division.

Radiopharmaceuticals

•                  Product sales of $4.9 million for the third quarter of 2005 represent an 8% increase over the third quarter of 2004; nine month product sales of $14.4 million in 2005 are 9% ahead of the same period in 2004.  The increases are primarily due to higher sales of radioiodine products, primarily higher volumes of sodium iodide I-131, resulting from greater U.S. market penetration.

•                  Product gross margin percentage in the third quarter of 2005 was 61%, the same as in the third quarter of 2004, with radioiodine products continuing to contribute substantially.  For the nine months ended September 30, 2005, product gross margin percentage was 60%, also unchanged from 2004.

•                  Operating income of $1.3 million for the third quarter of 2005 was slightly ahead of the $1.1 million in the third quarter of 2004.

•                  During the quarter, the Company strengthened its leadership team in the radiopharmaceutical division with two key appointments. Dr. Jean De Serres was appointed Vice-President, Clinical Research and Regulatory Affairs and will spearhead the development programs focused on new product additions for DRAXIMAGE. Mr. Francois Bergeron, the new Director of Marketing, will lead the initiatives to expand customer relations, increase market penetration and enter new markets.

•                  On October 6, 2005 DRAXIMAGE President, Mr. Jean-Pierre Robert, outlined strategies for the long-term growth of the division through the addition of new and improved products, further penetration of its niche markets in North America and expansion into new territories and segments. The Company also provided an update on INFECTON® and introduced the expert medical panel that has been assembled to assess the results of FIBRIMAGE® clinical testing in conjunction with market related information and to provide advice on further development.

Interim Financial Report

This release includes by reference the third quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with U.S. GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss third quarter 2005 financial results at 11:00 a.m. (ET) on November 3, 2005. This call can be accessed by dialing 1(800) 289-0533 and using Access Code 5759643, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Executive Director Investor Relations

Tel:  1-877-441-1984

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For Quarter Ended September 30, 2005

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2004.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.

Consistent with this strategic focus, in 2003 the Company completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned senior management responsibilities in 2004 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses is highlighted by the operating results of these core businesses and continued improved cash flows of the Company.

Effective January 1, 2005, our core subsidiaries, DRAXIMAGE Inc. and DRAXIS Pharma Inc., were legally amalgamated under the name DRAXIS Specialty Pharmaceuticals Inc., a wholly owned subsidiary of DRAXIS. DRAXIMAGE and DRAXIS Pharma are now operated as divisions of DRAXIS Specialty Pharmaceuticals Inc.  In the short term, the amalgamation will generate significant tax benefits by allowing the Company to utilize its tax loss carryforwards in a timely fashion.  The amalgamation also creates opportunities for achieving operating synergies over the long-term.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Highlights for the third quarter of 2005 were as follows:

Quarterly Financial Results:

•                  Product sales of $16.0 million were unchanged from the third quarter of 2004.

•                  Operating income of $1.7 million, down $1.1 million from the third quarter of 2004.

•                  Basic and diluted EPS of 3 cents per share down 2 cents from the third quarter of 2004.

•                  Net cash flows from operating activities of $0.5 million versus $2.3 million in the third quarter of 2004.

Other Third Quarter 2005 Highlights:

•                  The Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the quarter in the sterile areas, in order to correct an electrical panel failure and make associated repairs, and the decision to revalidate the entire sterile area following these repairs resulted in revised 2005 guidance. Production in contract manufacturing was ramping up towards normalized production levels by the end of the quarter.

•                  The Company’s contract manufacturing operation renewed its production agreement with Pfizer Canada Inc., Pfizer Consumer HealthCare division.

•                  As a result of the Company’s growth, it named Dan Brazier, as its Chief Operating Officer, to oversee operating efficiency and profitability and customer service.

•                  The Company’s radiopharmaceutical division announced it had established a strategy for long-term growth under the leadership of Jean-Pierre Robert and his strengthened management team.

Consolidated Results of Operations and Reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three Month Periods					For the Nine Month Periods
Ended September 30,					Ended September 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$16,034	$16,205	$(171)	(1.1)%	Product sales	$55,716	$43,341	$12,375	28.6%
1,423	1,980	(557)	(28.1)%	Royalty and licensing	5,057	5,693	(636)	(11.2)%
17,457	18,185	(728)	(4.0)%		60,773	49,034	11,739	23.9%

5,659	5,600	59	1.1%	Product gross margin	20,309	15,516	4,793	30.9%
35.3%	34.6%		0.7%	% of Product sales revenues	36.5%	35.8%		0.7%
1,423	1,980	(557)	(28.1)%	Royalty and licensing revenue	5,057	5,693	(636)	(11.2)%
(3,786)	(3,267)	(519)	15.9%	SG&A	(11,659)	(9,542)	(2,117)	22.2%
-23.6%	-20.2%		(3.5)%	% of Product sales revenues	-20.9%	-22.0%		1.1%
(472)	(440)	(32)	7.3%	R & D	(1,591)	(1,446)	(145)	10.0%
2,824	3,873	(1,049)	(27.1)%	EBITDA(1)	12,116	10,221	1,895	18.5%
16.2%	21.3%		(5.1)%	% of Total revenues	19.9%	20.8%		(0.9)%
(1,167)	(1,151)	(16)	1.4%	Depreciation and amortization	(3,325)	(3,223)	(102)	3.2%
1,657	2,722	(1,065)	(39.1)%	Operating income	8,791	6,998	1,793	25.6%
9.5%	15.0%		(5.5)%	% of Total revenues	14.5%	14.3%		0.2%
				Financial
(496)	(170)	(326)	(191.8)%	- Foreign exchange translation	(438)	(165)	(273)	(165.5)%
(21)	(44)	23	52.3%	- Other	(29)	(234)	205	87.6%
—	—	—	—	Other income	—	96	(96)	(100.0)%
(71)	(450)	379	84.2%	Income tax expense	(1,607)	(981)	(626)	(63.8)%
—	—	—	—	Minority interest	—	(4)	4	100.0%
—	3	(3)	100.0%	Income (loss) from discontinued operations	—	(27)	27	100.0%
$1,069	$2,061	$(992)	(48.1)%	Net income	$6,717	$5,683	$1,034	18.2%

				Net income (loss)
$1,069	$2,058	$(989)	(48.1)%	- From continuing operations	$6,717	$5,710	$1,007	17.6%
—	3	(3)	100.0%	- From discontinued operations	—	(27)	27	100.0%
$1,069	$2,061	$(992)	(48.1)%		$6,717	$5,683	$1,034	18.2%

				Basic income per share
$0.03	$0.05			- From continuing operations	$0.16	$0.14
—	—			- From discontinued operations	—	—
$0.03	$0.05				$0.16	$0.14

				Diluted income per share
$0.03	$0.05			- From continuing operations	$0.16	$0.14
—	—			- From discontinued operations	—	—
$0.03	$0.05				$0.16	$0.14

(1)          Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.  This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters and nine month periods ended September 30, 2005 and 2004

Consolidated revenues from continuing operations of $17.5 million for the third quarter represent a decrease of 4% compared to the same period of 2004.  Consolidated revenues of $60.8 million for the nine month period ended September 30, 2005 represent an increase of 24% compared with the same period in 2004.

Product sales were generally flat for the third quarter compared with the same period in 2004. This is directly related to the impact of the extended shutdown period in contract manufacturing during the third quarter of 2005 which offset the positive impact of increased sterile volumes prior to the shutdown.  Product sales increased 29% or $12.4 million for the nine-month period ended September 30, 2005 compared to 2004. The increase relates to continued growth in contract manufacturing revenues, specifically sterile operations, coupled with growth in the radiopharmaceutical segment and specifically sodium iodide I-131 sales to the U.S.  The growth was restrained in the third quarter as a result of the extended shutdown period in contract manufacturing.

Product gross margin percentages for the third quarter of 2005 were flat compared to the third quarter of 2004, as the increase in higher margin sterile volumes prior to the shutdown was offset by the extended shutdown period in contract manufacturing during the quarter. Product gross margin percentages for the nine month period ended September 30, 2005 increased slightly compared to the same period of 2004. While overall volumes have increased, the business mix has shifted from the higher margined radiopharmaceutical business to the relatively lower margined contract manufacturing businesses. Furthermore, as a result of the extended shutdown period in contract manufacturing, unabsorbed fixed manufacturing costs and the cost of unused capacity related to reduced production had a negative impact on margins for the third quarter of 2005.

Since increased revenues related to growth in the sterile contract manufacturing operations and sterile product margins generally are less than radiopharmaceutical margins, the overall result is that the increased volumes do not result in an overall increase to consolidated gross profit margins. Accordingly, the Company believes that product gross margins are best reviewed at the segmental level.

Absolute product gross margins have increased in the third quarter and for the nine month period ended September 30, 2005 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in selling, general and administrative costs strictly related to foreign currency translation. Since almost all selling, general and administrative expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar since early 2004 has resulted in an increase in selling, general and administrative expenses in 2005 relative to 2004. Changes to foreign exchange rates have however, not had a material impact on product gross margin percentages or net income.

Royalty and licensing revenue decreased 28% for the third quarter of 2005 compared to the same period in 2004 due to the completion of the amortization of deferred revenue related to the SpectroPharm product line as of January 31, 2005. For the nine month period ended September 30, 2005 compared with 2004, royalty and license revenues decreased 11% as the impact of the completion of the amortization of the deferred revenue was almost entirely offset by the receipt of $0.9 million in contingent milestones from Shire BioChem Inc. (“Shire”), which the Company earned in the first quarter of 2005.

As a percentage of product sales, selling, general and administrative expenses increased for 2005 to 24% from 20% in the third quarter of 2004. In absolute dollar terms, the increase in selling, general and administrative expenses was 16% for the quarter (6% excluding the impact of the foreign currency fluctuations) and for the nine month period ended September 30, 2005 was 22% (or 14% excluding foreign currency fluctuations) over 2004 comparable periods. Excluding the impact of foreign currency reporting as described below, these increases were primarily driven by increases in spending in both the contract manufacturing and in corporate segments (see segmented results).

Approximately $761,000 of the increase in selling, general and administrative spending for the nine month period ended September 30, 2005 and $314,000 for the third quarter of 2005 is a consequence of increased costs in Canadian dollars relative to US dollars as a result of the strengthening of the Canadian dollar since early 2004.  This results from virtually all selling, general and administrative costs being denominated in Canadian dollars.

Research and development expenditures were flat in the third quarter of 2005 compared to the third quarter of 2004. For the nine month period ended September 30, 2005, research and development costs increased slightly due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results, including the work of the expert medical advisory panel assembled by the Company.

Depreciation and amortization expense for the quarter ended September 30, 2005 increased 1% over the same period of 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

The Company recorded a foreign exchange loss in the third quarter of 2005 compared with 2004. The loss resulted from the strengthening of the Canadian dollar since the end of the second quarter of 2005.

Interest expense and bank charges decreased for the quarter compared to 2004 due to repayment of third-party debt at the end of 2004.

For the quarter ended September 30, 2005, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 6%.  The Company’s effective tax rate will vary from the statutory tax rate depending on both the mix of net income combined and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates by $156,000 for the third quarter of 2005.

During the second quarter of 2005 the Company benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable. The effective tax rate for the nine month period ended September 30, 2005 was 19.3% or 14.5%, excluding those benefits recorded in the second quarter of 2005.

The basic weighted average number of common shares outstanding during the third quarter of 2005 was 41,600,860 and has increased from 40,877,133 in the third quarter of 2004 due to the exercise of stock options.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three Month Periods					For the Nine Month Periods
Ended September 30,					Ended September 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$4,929	$4,549	$380	8.4%	Product sales	$14,400	$13,177	$1,223	9.3%
—	—	—	—	Royalty and licensing	—	—	—	—
4,929	4,549	380	8.4%		14,400	13,177	1,223	9.3%

3,021	2,773	248	8.9%	Product gross margin	8,669	7,913	756	9.6%
61.3%	61.0%		0.3%	% of Product sales revenues	60.2%	60.1%		0.1%
(973)	(1,022)	49	4.8%	SG&A	(3,112)	(2,799)	(313)	(11.2)%
(472)	(440)	(32)	(7.3)%	R & D	(1,591)	(1,446)	(145)	(10.0)%
1,576	1,311	265	20.2%	EBITDA(1)	3,966	3,668	298	8.1%
32.0%	28.8%		3.2%	% of Revenues	27.5%	27.8%		(0.3)%
(260)	(256)	(4)	(1.6)%	Depreciation and amortization	(754)	(706)	(48)	(6.8)%
$1,316	$1,055	$261	24.7%	Operating income	$3,212	$2,962	$250	8.4%
26.7%	23.2%		3.5%	% of Revenues	22.3%	22.5%		(0.2)%

(1)           See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131, and BrachySeed® brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, a product that images Deep Vein Thrombosis (“DVT”) and for which a Phase III clinical study in Canada has been completed, although the additional analysis of the data from the study is still ongoing and an expert medical advisory panel has been assembled; and INFECTON®, for imaging infection, which is currently in Phase II clinical trials in Canada and the U.S.  DRAXIMAGE also has a somatostatin-based peptide in pre-clinical development, which has potential for cancer imaging and therapy.

Highlights in this segment for the quarter ended September 30, 2005 included:

•                  Financial results:

•                  Product sales of $4.9 million for the quarter representing a 8% increase over the third quarter of 2004.

•                  Product gross margin percentage of 61% compared to the same percentage for the third quarter of 2004.

•                  Operating income of  $1.3 million compared to $1.1 million in the third quarter of 2004.

•                  Other highlights:

•                  During the quarter, the Company took the first steps toward strengthening its leadership team in the radiopharmaceutical division through two key appointments: one to spearhead the development programs focused on new product additions for DRAXIMAGE and one to head the process of expanding customer relations, increasing market penetration and entering new markets.

•                  On October 6, 2005, the Company announced its strategies for long-term growth through the addition of new and improved products, further penetration of niche markets in North

America where the Company has had success, and plans to expand into new territories and into segments where the Company has not previously participated.

•                  On October 6, 2005, the Company also provided an update on INFECTON® and FIBRIMAGE®, including the introduction of the expert medical panel assembled to assess the results of clinical testing performed with FIBRIMAGE® in conjunction with market related information.

Comparison of quarters and nine month periods ended September 30, 2005 and 2004

Revenues for both the quarter and nine month period ended September 30, 2005 increased between 8-9% compared with the same periods of 2004, primarily as a result of higher product sales from radioiodine products and, specifically, sodium iodide I-131 sales to the U.S.  The increase is related to higher volumes resulting from greater U.S. market penetration.

During the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc 99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this diagnostic imaging product in additional European Union countries. This approval was a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets. However, the pace of product approvals remains very slow due to the nature of the approval process and regulator backlog.

For both the quarter and nine month period ended September 30, 2005 product gross margin percentage was consistent with product gross margin percentage of the same periods of 2004.

Research and development expenditures increased slightly for both the quarter and nine month period ended September 30, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results and activities of the expert medical panel.

The planned clinical development program for the commercialization of INFECTON® is nearing the completion of Phase II. Four Phase II clinical trials are being conducted at clinical sites in the United States and Canada. Patient enrolment has been completed in one of these trials and is nearing completion in two others. Enrolment has also begun in an additional trial examining patients with equivocal appendicitis. Studies to define the target market population and appropriate clinical applications are underway and are expected to be completed in time to guide the design of Phase III studies, which are expected to begin in 2006. An expert panel is being assembled to review the clinical results as they are assessed and analyzed, to review potential target markets, and to advise on the design of Phase III studies and appropriate indications.

An expert medical panel was recently assembled to assess the results of clinical testing performed to date with FIBRIMAGE® in conjunction with market related information derived from two market studies that have been conducted recently.  The report and recommendations of this expert panel will be used to assess the strategy for further development of FIBRIMAGE®.

Selling, general and administrative expenses decreased slightly in the third quarter of 2005 and increased $0.3 million for the nine month period ended September 30, 2005, compared to the same periods of 2004 mainly due to costs of ongoing comprehensive market research studies and activities.

Depreciation and amortization expense for this segment increased 2% for the third quarter and 7% for the nine month period ended September 30, 2005, compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

During the third quarter of 2005, the Company hired Dr. Jean De Serres, as Vice-President, Clinical Research and Regulatory Affairs. Dr. De Serres has twenty years of experience in establishing and managing both small and large teams in medical and regulatory affairs, clinical research and sales and marketing. He is responsible for establishing and maintaining clear lines of communication with regulatory agencies in key jurisdictions worldwide, in order to bring new products to market in a timely manner.  He has initiated a process to prioritize projects in order to accelerate development of the products currently in the research and development pipeline to maximize their value.

During the third quarter of 2005, the Company hired Mr. Francois Bergeron as the new Director of Marketing for its radiopharmaceutical business.  Mr. Bergeron previously served as a senior executive in the biotechnology sector and has experience in various marketing, sales, business development and training roles in the pharmaceutical and life sciences industries. The initial focus of Mr. Bergeron is to maximize the penetration of the U.S. market through enhanced relationships with existing customers. In addition, efforts are underway to establish new international partnerships and distribution networks to facilitate the future sales of product globally.

Preliminary discussions have begun between DRAXIMAGE and its major distribution and marketing partners in the U.S. radiopharmaceutical sector to identify potential new products or product improvement opportunities. The in-licensing of new products or technologies is also being explored.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended September 30,					For the Nine Month Periods Ended September 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change

$11,648	$11,979	$(331)	(2.8)%	Product sales	$42,090	$31,548	$10,542	33.4%

2,672	2,700	(28)	(1.0)%	Product gross margin	11,691	7,372	4,319	58.6%
22.9%	22.5%		0.4%	% of Product sales revenues	27.8%	23.4%		4.4%
(1,410)	(881)	(529)	(60.0)%	SG&A	(3,670)	(2,419)	(1,251)	(51.7)%
1,262	1,819	(557)	(30.6)%	EBITDA(1)	8,021	4,953	3,068	61.9%
10.8%	15.2%		(4.4)%	% of Revenues	19.1%	15.7%		3.4%
(807)	(624)	(183)	(29.3)%	Depreciation and amortization	(2,261)	(1,716)	(545)	(31.8)%
$455	$1,195	$(740)	(61.9)%	Operating income	$5,760	$3,237	$2,523	77.9%
3.9%	10.0%		(6.1)%	% of Revenues	13.7%	10.3%		3.4%

(1)     See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended September 30, 2005 included:

•                  The negative impact of an extended shutdown period on its sterile operations:

•                  Revenues of $11.6 million for the third quarter of 2005 represented a decrease of $0.3 million or 3% below the third quarter of 2004.

•                  Product gross margin percentage of 23% compared to 22.5% for the third quarter of 2004.

•                  Operating income of $0.5 million compared to $1.2 million for the third quarter of 2004.

•                  Other highlights:

•                  The Company announced on September 1, 2005, that it renewed its production outsourcing arrangement with Pfizer Canada Inc., Pfizer Consumer Healthcare division.

For the quarter ended September 30, 2005, revenues have decreased by $0.3 million or 3% over the same period of 2004.  The decrease is due to the impact of an extended shutdown period in the sterile operations during the third quarter of 2005, which offset the increase in sterile volumes preceding the shutdown.

The Company had originally planned to shut down its sterile operations in contract manufacturing for a period of two to three weeks for regular maintenance. Near the end of this original period, it became necessary to replace additional pieces of equipment in the sterile area, including its lyophilized products area. This required further cleaning and validation of the facility’s sterile core, thus extending the planned shutdown period to approximately seven weeks. The Company took these significant measures as a result of its internal quality standards. Production began ramping up to pre-shutdown levels at the end of the quarter. However, the prolonged shutdown resulted in a significant amount of lost production time and unutilized capacity during the quarter and the recalibration of production schedules in the fourth quarter of 2005 and early 2006. This has resulted in revised guidance for the Company (see Outlook).  The Company has worked closely with clients to ensure that customer needs are respected in the recalibration of revised production schedules. However, the revision to the production schedule required by the extended shutdown has resulted in some volumes shifting into 2006.

Specifically, for the third quarter of 2005, the impact of the extended shutdown, resulted in reduced revenues of approximately $5-7 million coupled with decreased gross profit margin percentage of at least 5%.  The Company mitigated some of the financial impact by laying off approximately 97 employees for varying lengths of time during the shutdown period. All laid off workers have subsequently been recalled.

Revenues for the nine-month period ended September 30, 2005, have increased $10.5 million or 33% over the same period of 2004 even factoring in the negative impact of the extended shutdown. The increase was due to increased demand for the production of Hectorol® Injection for Genzyme Corp. (“Genzyme”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. GSK production rose throughout 2004 as products obtained regulatory approvals in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and will continue to do so as a result of increasing demand.

Sterile products have accounted for all of the product sales growth on a year-to-date basis. Sterile products represented approximately 81% of manufacturing revenues for the third quarter and 75% on a year to date basis compared to 58% and 66% for the comparative periods of 2004. The Company expects the percentage of revenue growth from the sterile business will increase relative to non-sterile growth in 2005 due to the further anticipated increase in the production of sterile products, including lyophilized products, made possible through recently increased lyophilization capacity.

The second lyophilization unit did not contribute a significant amount of revenues in the third quarter as much of the activities on the second lyophilizer in the quarter related to product transfers and validation of products on the new unit coupled with the extended shutdown period. These product transfer and validation activities are necessary as a precursor to significant commercial volumes and do not create significant revenues, although they consume significant available capacity. Revenues from the second lyophilization unit are expected to increase steadily beginning in the fourth quarter of 2005.

The timing of demand in the non-sterile area can fluctuate from quarter to quarter and is expected to normalize at historical annualized levels over the remainder of 2005.

Changes to the Company’s pricing structure implemented throughout 2004 had a beneficial impact on margins and revenues in comparisons with prior quarters. The impact on comparisons will diminish as the year progresses.

Product gross margin increased slightly to 22.9% for the third quarter of 2005 from 22.5% in the third quarter of 2004 as the positive impact of increased sterile volumes prior to the shutdown was offset by the impact of the extended shutdown period. Product gross margin percentage for the nine month period ended September 30, 2005 increased to 27.8% from 23.4% compared to 2004. The increases are related to volume growth, principally of higher margin sterile products. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. In addition, the Company increased autoclave capacity in late 2004 which is critical in reducing bottlenecks and further increasing sterile capacity. Improved capacity utilization has directly resulted in higher margins through substantially improved absorption of overhead costs. The product gross margin percentage was significantly impacted as described elsewhere by the extended shutdown period in the third quarter of 2005.

Selling, general and administrative expenses increased  in the third quarter of 2005 compared to 2004 as a result of the investment in process improvement initiatives aimed at further expanding capacity. Specifically, the Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release.  The process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all selling, general and administrative costs are denominated in Canadian dollars and translated into US dollars, the strengthening of the Canadian dollar since early 2004 has resulted in inflated selling, general and administrative costs upon translation of about $286,000 for the nine month period ended September 30, 2005 and $116,000 for the third quarter of 2005. These costs are offset by overall growth of absolute margins upon translating Canadian denominated sales into U.S.

Depreciation and amortization for 2005 increased 29% over the third quarter of 2004 and 32% for the nine month period ended September 30, 2005 over the comparable periods of 2004, due principally to completed capital projects in the third quarter of 2004, including the additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

The Company announced on September 1, 2005, that it renewed its production outsourcing arrangement with Pfizer Canada Inc., Pfizer Consumer Healthcare division. The new 3- year manufacturing agreement is effective as of January 1, 2005 and will allow the Company to continue to produce several non-prescription products as one of a select number of approved suppliers to Pfizer Consumer Healthcare Canada.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended September 30,					For the Nine Month Periods Ended September 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change

				Revenues
$(24)	$206	$(230)	(111.7)%	Product sales	$389	$272	$117	43.0%
(519)	(529)	10	1.9%	Intercompany eliminations	(1,163)	(1,656)	493	29.8%
1,423	1,980	(557)	(28.1)%	Royalty and licensing	5,057	5,693	(636)	(11.2)%
880	1,657	(777)	(46.9)%		4,283	4,309	(26)	(0.6)%

(34)	127	(161)	126.8%	Product gross margin	(51)	231	(282)	122.1%
NM	NM		NM	% of Product sales revenues	NM	NM		NM
(1,403)	(1,364)	(39)	(2.9)%	SG&A	(4,877)	(4,324)	(553)	(12.8)%
(14)	743	(757)	(101.9)%	EBITDA(1)	129	1,600	(1,471)	(91.9)%
-1.6%	44.8%		(46.4)%	% of Revenues	3.0%	37.1%		(34.1)%
(100)	(271)	171	63.1%	Depreciation and amortization	(310)	(801)	491	61.3%
$(114)	$472	$(586)	124.2%	Operating (loss income)	$(181)	$799	$(980)	122.7%
-13.0%	28.5%		(41.4)%	% of Revenues	-4.2%	18.5%		(22.8)%

(1)   See Accounting Matters – Non-GAAP Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters and nine month periods ended September 30, 2005 and 2004

Revenues related to the corporate segment were lower compared to the third quarter 2004 due to a reduction of deferred revenue amortization offset by lower intercompany eliminations. As of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized.  The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

During the first quarter of 2005, revenues for this segment increased as a result of the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization.  The contingent milestones are earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Selling, general and administrative expenses were flat in the third quarter of 2005 compared with 2004. These expenses increased $553,000 for the first nine months of 2005 compared with the same period in 2004 due to incremental spending on corporate business development activities, regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian denominated costs to US reporting dollars. Aside from the impact of foreign currency, none of the factors noted has incrementally increased selling, general and administrative expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the US dollar since early 2004 approximately $314,000 of the increase in the quarter and $761,000 for the first nine months of 2005 are related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 both on a quarterly and year-to-date basis due to the factors described above.

Corporate Matters

Appointment of Chief Operating Officer (COO)

On October 4, 2005, the Company announced that it named Dan Brazier, formerly Senior Vice President, Corporate Development and Strategic Planning, as COO of the Company. Mr. Brazier assumes responsibilities for the day-to-day operations across the Company and reports to Dr. Martin Barkin, President and Chief Executive Officer.

The creation of the COO position is the result of the growth of the Company’s operations in scope requiring a senior executive dedicated to overseeing operating efficiency and profitability as well as customer service.

Permax®, Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
				(audited)
Cash and cash equivalents	$7,349	$7,989	$7,342	$5,926
Restricted cash	—	$424	$428	$428
Non-financial working capital (net)(1)	$25,389	$24,459	$21,397	$18,397
Total debt	—	—	—	—

	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Sep 30, 2004
Cash flows from operating activities	$460	$1,295	$1,606	$2,323
Cash flows used in investing activities	$(1,358)	$(1,256)	$(941)	$(344)

(1)   Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues, long-term debt and customer deposits.

	Nov 2, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
					(audited)
Common shares issued and outstanding	41,602,271	41,602,271	41,599,804	41,304,388	41,015,326
Warrants issued and outstanding(2)	1,526,718	1,526,718	1,526,718	1,526,718	1,526,718
Stock options outstanding	2,727,953	2,651,287	2,603,754	2,789,170	2,753,232
Outstanding options as a % of outstanding shares	6.6%	6.4%	6.3%	6.8%	6.7%

(2)   Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006.

Cash and cash equivalents at September 30, 2005 totalled $7.4 million as compared with $5.9 million as at December 31, 2004.  The increase is attributable to the increasing cash earnings of the Company, and proceeds from the exercise of stock options and is offset by investment in working capital and capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of September 30, 2005 had less than three months maturity.  As at September 30, 2005 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended September 30, 2005, net cash flows from operating activities were $0.5 million representing a $1.9 million decrease compared to the same period of 2004 related to the large increase in contract manufacturing receivables. For the nine month period ended September 30, 2005, net cash flows from operations increased to $3.4 million or $2.6 million higher compared to same period of 2004. This is driven by increased operating earnings increase and the fact that a smaller portion of those earnings relate to non-cash deferred revenue.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased to $25.4 million as at September 30, 2005 from $18.4 million as at December 31, 2004, driven mainly by a significant increase in accounts receivable related to growth in the contract manufacturing business.

Capital expenditures for 2005 are mainly attributable to expenditures related to increasing operating efficiency in production areas through automation and to remove bottlenecks in contract manufacturing coupled with infrastructure upgrades, principally information technology.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $8,000 for the quarter and $1.5 million for the nine month period ended September 30, 2005 compared with $244,000 and $1.5 million for the same periods of 2004. The Company was in compliance with all lending covenants as at September 30, 2005 and 2004.

Debt Repayment and Bank Financing

The Company’s current credit facilities with its bankers, the National Bank of Canada are as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days of drawing upon the facility.  The operating facility can be extended by one quarter upon agreement with the lender.  As at September 30, 2005, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full at the end of the term (June 2007). As at September 30, 2005, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at September 30, 2005 were met.

These facilities expire in June 2007.

Amounts drawn under both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Commitments and Contingencies

There are no material commitments or contingencies which are not disclosed elsewhere in this document.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Related Party Transaction

The Company paid rent of $30,000 during the quarter and $92,000 for the nine month period ended September 30, 2005 ($25,000 during the third quarter and $95,000 for the nine month period ended September 30, 2004) to a company controlled by a member of the Board of Directors related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expires in May 2006 and lease payments are made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying assumptions or material factors that were applied in drawing a conclusion on making a forecast or projection set out in the forward-looking statements.  While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (See Forward-Looking Statements for a list of material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking statements and for information regarding where to find additional information about such factors).

The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals in current and other territories; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

General Guidance

As previously announced, as a result of the extension of the planned shutdown of the sterile manufacturing operations of contract manufacturing (as described in the contract manufacturing segment section), the Company revised some of its key financial targets in the quarter for the balance of 2005. Total consolidated revenues for 2005 are now expected to be between $80 million and $84 million. In addition, basic earnings per share is expected to range between 23 and 26 cents. Revenues were originally expected to range between $88 million to $92 million and basic earnings per share was originally expected to range between 27 and 30 cents.

More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

These revenue and earnings estimates are based on the most current information we have and are derived from forecasts received from customers and historical buying patterns considering the territories in which customers currently operate, as well as any additional territorial regulatory approvals we might receive during 2005.  The estimates could be impacted positively if we attain new customers or additional product approvals, or negatively if territorial product approvals are delayed or unforeseen problems arise in current production processes or in the introduction of new products into the manufacturing process or historical buying patterns do not continue.  Reference is made to the specific risk factors listed in our public disclosure documents, including our Form 20-F.  These factors could have a material adverse effect on our ability to achieve these target revenues and earnings.

Currency fluctuations, particularly between the Canadian and the U.S. dollar, are not expected to have a significant effect on net earnings within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

The Company currently has no debt. It will have capital expenditures in both operating divisions designed to increase productivity and maintain regulatory compliance.  Current total capital expenditure budgets are anticipated to be less than $5 million in 2005.  Capital expenditures will include acquiring equipment to increase efficiency and infrastructure expenses.  Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

At the current rate of utilization and new business growth and with essentially the existing facility configuration, contract manufacturing capacity is expected to reach its optimal levels by approximately the end of 2007.  Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions.

Radiopharmaceutical

The division, under the leadership, of Jean-Pierre Robert and a strengthened leadership team, announced on October 6, 2005, its strategies for long-term growth as follows:

The division intends to grow by the addition of new and improved products to our catalogue and by further penetrating those niche markets in North America where it has been successful. In addition, the division plans to expand into new territories and into new segments of the global Nuclear Medicine market where DRAXIMAGE has not previously participated. A key aspect of this approach will be to establish strategic partnerships and alliances to accelerate product development and create value through increased international marketing initiatives.

The first steps toward strengthening the leadership team to achieve this vision have been completed with two key appointments; one to spearhead development programs focused on new product additions for DRAXIMAGE and one to head the process of expanding customer relations, increasing market penetration and entering new markets.

DRAXIMAGE plans to develop new products for both medical imaging and therapeutic use, with a focus on high growth segments of the Nuclear Medicine market.  New product opportunities will leverage unmet needs in the market or in clinical practice and may take advantage of patent expirations as well as opportunities to in-license products and/or technologies.

Preliminary discussions have begun between DRAXIMAGE and its major distribution and marketing partners in the U.S. radiopharmaceutical sector to identify potential new products or product improvement opportunities.  The in-licensing of new products or technologies is also being explored.  In addition, DRAXIMAGE has begun to establish and/or strengthen links with academic centers of innovation in North America and abroad, to identify innovative opportunities to expand the market for radiopharmaceuticals.

DRAXIMAGE will focus resources on the continued development of the division’s well-established franchise in diagnostic medical imaging and radioiodine products for the diagnosis and treatment of thyroid cancer and hyperthyroidism.  The DRAXIMAGE division is a leading provider of Iodine I-131 products in Canada and has become a significant supplier of these high value products since their introduction into the U.S. in 2003.  DRAXIMAGE believes there are additional opportunities to increase its penetration of this U.S. market in the near term and has identified additional territories, including selected European countries and other jurisdictions, in which to potentially consider the introduction of its full line of radioiodine products.  The sale of DRAXIMAGE radioiodine products in North America has grown consistently over the recent past and it is anticipated that production capacity for these products will be expanded in 2006.

One key objective will be to increase the market for DRAXIMAGE diagnostic medical imaging kits, which are used in kidney, lung, bone, brain and blood pool scans, through enhanced relationships with key customer accounts across North America and selected European countries.

DRAXIMAGE believes that the expansion of its product portfolio and entry into new markets globally will result in some product rationalization over time, in conjunction with an in-licensing strategy designed to build a more comprehensive portfolio.  Likely targets for rationalization may include products that have under performed or that have limited potential to generate a significant contribution to profitability.

As a result of these new intermediate and long-term strategies the Company is reassessing its long-term revenue and income targets for this division.

Contract Manufacturing

The Company’s longer term objective for its contract manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues, while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DRAXIS Pharma varies by production flow, specifically between sterile and non-sterile products. The demand for DRAXIS Pharma’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create capacity challenges. Additional production shifts have been added to meet customer demand within the framework of DRAXIS Pharma’s existing production processes and systems. The Company expects to increase capacity through certain capital and equipment upgrades, the deployment of additional production shifts and requested changes in production processes from its customers and the appropriate regulatory authorities.  It plans to reach operating levels in its sterile business at 24 hours a day and 7 days per week by the end of 2005, subject to customer requirements.

The Company has also embarked on process improvement initiatives in contract manufacturing aimed at both increasing throughput within the facility and also increasing productivity and operational efficiencies. The process improvement initiatives also involve significant changes and improvement to the Company’s current information technology platforms and systems. These initiatives are included within the Company’s current guidance parameters.

The Company believes that production volumes under the GSK and Bone Care agreements will continue to be significant sources of sterile business in 2005.  Volume is, however, expected to fluctuate somewhat during 2005 due to the demand in the end user marketplace and inventory levels of our customers, which we do not control.

In 2004, the Company completed the successful installation of a second lyophilizer, which has been validated and was in commercial use in the third quarter of 2005.  At optimum configuration, we believe the second lyophilizer can triple existing lyophilization capacity over time. The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages and began in third quarter of 2005, but was temporarily delayed due the extended shutdown in the third quarter of 2005.  Accordingly, the Company expects the mix of business to continue to shift in favour of higher margin sterile business, driven by the additional lyophilization capacity, the continued strong demand for other sterile products and by our increased capacity to meet such demand.

Unlike DRAXIS Pharma’s sterile operations that continue to grow, the non-sterile operations continue to run below their current one-shift capacity. In 2005, DRAXIS Pharma will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one-shift configuration, including targeting and securing significant contracts in this area. The Company has entered into discussions with potential new customers, but has not entered into a definitive arrangement as yet.

The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007.  This is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial and efficiency benefits of increased capacity utilization.

The timing of regulatory approvals plays a significant role in the timing of when commercial production begins for products being introduced in our facilities. Customers operating in multiple markets must get regulatory approvals in those markets in order for us to manufacture products to be sold into those markets.  While our customers generally have not had significant issues in getting approvals for us as manufacturer, the timing of when those approvals occur is difficult to predict.

Corporate and Other Segment

In 2005, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2004 levels, mainly driven by royalties and milestones related to the sale of product rights to Shire which may become payable to the Company during the year.

By the end of 2006, all deferred revenue related to Anipryl® will be fully amortized to revenue of the Company.  While this represents a material loss of non-cash revenue, within the same period, the Company expects to fully offset the loss through increased revenues and earnings in its contract manufacturing and radiopharmaceutical businesses. Since the deferred revenue represented a non-cash source of income, the replacement of this income stream by operating income from the core operations will significantly increase long-term operating cash flows.

The Company also expects to incur significant increases in expenses related to the cost of compliance with the Sarbanes-Oxley Act of 2002 in the U.S. The majority of these costs relate to the documentation and testing of internal controls. The Company anticipates the costs will exceed $400,000 in addition to the significant amount of management time involved. The Company has already invested a considerable amount of time in prior quarters to ensure that its governance practices comply with the requirements of the Sarbanes-Oxley Act of 2002 and will continue to do so.  The Company now expects the costs to be incurred over 2005 and 2006 as a result of recent changes to the deadlines for compliance regarding internal controls as they relate to the Company.

Capital and Liquidity

The Company’s balance sheet at the end of June 2005 reflects a dramatic improvement in the financial position of the Company, particularly from the end of 2003. The Company has strengthened its balance sheet significantly through the repayment of all third-party debt owing over the course of 2004.  The Company’s bank refinancing arrangements completed during 2004, coupled with its improving cash flows, significantly increase the Company’s leverage to pursue its strategic objectives and secure debt capacity at lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the minority interest in DRAXIS Pharma further increases the Company’s flexibility in managing its core businesses over the long-term and achieving synergies.

Effective January 1, 2005, the Company amalgamated its two operating subsidiaries (“DRAXIMAGE Inc.” and “DRAXIS Pharma Inc.”) into one entity, DRAXIS Specialty Pharmaceuticals Inc.  The two operating subsidiaries will continue to report as separate business segments, radiopharmaceutical and contract manufacturing. The amalgamation provides short-term opportunities to achieve significant cash flow savings through a deferral of tax payments by allowing the Company to access its CDN$25 million in tax loss carryforwards available to the Canadian operations in an expedited manner.  In the long-term, the Company hopes to achieve greater synergies through the combined strengths of the two divisions. The Company does not expect to restructure any of its operations but rather, expects to obtain the synergies and increased efficiencies through standardized processes and systems.

Management expects significant growth in operating cash flow driven by earnings, and expects to achieve an operating cash flow exceeding $10 million, subject to working capital requirements, in 2005. Working capital requirements are linked directly to the volume of business in contract manufacturing and timing of customer orders and, accordingly, the investment in working capital will likely grow with the growth in business.

Management will focus capital spending in the next three years on improving efficiencies in production through further automation. The Company expects in the long-term to invest further in upgraded management information and process control systems to achieve efficiencies and support business expansion.

With the Company’s current cash balances, anticipated net operating cash inflows and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2005.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2004 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts – The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence – Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

Share-Based Compensation

In December, 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006 as opposed to July 1, 2005 as originally announced. The Company intends to implement this statement beginning in the first quarter of 2006. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s Q3, 2005 and Q3, 2004 interim consolidated statements of operations would have approximated the impact as described in Note 3(b) on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS by approximately $0.02 per share in 2006.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP
(in thousands of U.S. dollars except share related data)

All major differences between U.S. and Canadian GAAP and the effect on net income are presented in the following table with an explanation of the adjustments:

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004

$1,069	$2,061	Net income as reported under U.S. GAAP	$6,717	$5,683

		Continuing operations
(92)	(107)	Intangible assets - Radiopharmaceuticals segment (i)	(143)	(167)
(518)	(518)	Intangible assets - Corporate and Other segment (i)	(1,553)	(1,553)
(222)	(164)	Stock-based compensation (ii)	(630)	(443)
(832)	(789)		(2,326)	(2,163)
$237	$1,272	Net income under Canadian GAAP	$4,391	$3,520

		Basic income per share
$0.01	$0.03	Canadian GAAP	$0.11	$0.09
$0.03	$0.05	U.S. GAAP	$0.16	$0.14
		Diluted income per share
$0.01	$0.03	Canadian GAAP	$0.10	$0.09
$0.03	$0.05	U.S. GAAP	$0.16	$0.14

(i)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(ii)      Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(iii)  Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at November 2, 2005.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004
		REVENUES
$16,034	$16,205	Product sales	$55,716	$43,341
1,423	1,980	Royalty and licensing	5,057	5,693
17,457	18,185		60,773	49,034
		EXPENSES
10,375	10,605	Cost of goods sold, excluding depreciation and amortization	35,407	27,825
3,786	3,267	Selling, general and administration	11,659	9,542
472	440	Research and development	1,591	1,446
1,167	1,151	Depreciation and amortization	3,325	3,223
15,800	15,463		51,982	42,036
1,657	2,722	Operating income	8,791	6,998
(21)	(44)	Financing expense, net	(29)	(234)
(496)	(170)	Foreign exchange loss	(438)	(165)
—	—	Other income	—	96
1,140	2,508	Income before undernoted	8,324	6,695
(71)	(450)	Income taxes	(1,607)	(981)
—	—	Minority interest	—	(4)
1,069	2,058	Income from continuing operations	6,717	5,710
—	3	Income (loss) from discontinued operations, net of taxes	—	(27)
$1,069	$2,061	Net income	$6,717	$5,683

		Basic income per share
$0.03	$0.05	from continuing operations	$0.16	$0.14
—	—	from discontinued operations	—	—
$0.03	$0.05		$0.16	$0.14

		Diluted income per share
$0.03	$0.05	from continuing operations	$0.16	$0.14
—	—	from discontinued operations	—	—
$0.03	$0.05		$0.16	$0.14
		Weighted-average number of shares outstanding
41,600,860	40,877,133	- basic	41,419,801	39,517,321
42,524,245	42,028,861	- diluted	42,379,244	40,687,589

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	September 30,	December 31,
	2005	2004
		(audited)
ASSETS
Current assets
Cash and cash equivalents	$7,349	$5,926
Restricted cash	—	428
Accounts receivable, net	17,347	13,724
Inventories (Note 3)	8,635	10,158
Prepaid expenses	1,419	830
Deferred income taxes, net	4,708	4,121
Total current assets	39,458	35,187

Property, plant and equipment, net	45,995	43,857
Goodwill	754	728
Intangible assets, net	471	737
Other assets	523	604
Deferred income taxes, net	6,260	7,672
Total assets	$93,461	$88,785

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,720	$10,436
Current portion of deferred revenues	3,721	3,676
Customer deposits	653	628
Total current liabilities	11,094	14,740

Deferred revenues	1,652	4,125
Total liabilities	$12,746	$18,865

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$77,314	$75,840
Additional paid-in capital	15,546	15,546
Warrants	916	916
Deficit	(20,848)	(27,565)
Accumulated other comprehensive income	7,787	5,183
Total shareholders’ equity	80,715	69,920
Total liabilities and shareholders’ equity	$93,461	$88,785

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statement of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004
		Common Stock (Number of Shares)
41,599,804	40,844,993	Balance, beginning of period	41,015,326	37,297,817
—	—	Issuance of common shares	—	3,053,436
2,467	115,333	Exercise of options	586,945	554,177
—	—	Exercise of employee participation shares	—	54,896
41,602,271	40,960,326	Balance, end of period	41,602,271	40,960,326
		Common Stock
$77,306	$75,487	Balance, beginning of period	$75,840	$61,175
—	—	Issuance of common shares	—	12,867
8	244	Exercise of options	1,474	1,485
—	—	Exercise of employee participation shares	—	204
$77,314	$75,731	Balance, end of period	$77,314	$75,731
		Additional Paid In Capital
$15,546	$15,546	Balance, beginning of period	$15,546	$15,667
—	—	Stock compensation	—	(121)
$15,546	$15,546	Balance, end of period	$15,546	$15,546
		Warrants
$916	$916	Balance, beginning of period	$916	$—
—	—	Issuance of warrants	—	916
$916	$916	Balance, end of period	$916	$916
		Employee Participation Shares
$—	$—	Balance, beginning of period	$—	$86
—	—	Exercise of employee participation shares	—	(86)
$—	$—	Balance, end of period	$—	$—
		Employee Participation Shares-Loans Receivable
$—	$—	Balance, beginning of period	$—	$(86)
—	—	Exercise of employee participation shares	—	86
$—	$—	Balance, end of period	$—	$—
		Deficit
$(21,917)	$(31,859)	Balance, beginning of period	$(27,565)	$(35,481)
1,069	2,061	Net income	6,717	5,683
$(20,848)	$(29,798)	Balance, end of period	$(20,848)	$(29,798)
		Accumulated Other Comprehensive Income (Loss)
$3,872	$(1,571)	Balance, beginning of period	$5,183	$286
3,915	3,365	Other comprehensive Income	2,604	1,508
7,787	1,794	Balance, end of period	7,787	1,794
$80,715	$64,189	Total shareholders’ equity	$80,715	$64,189
		Comprehensive Income
$3,915	$3,365	Foreign currency translation adjustments	$2,604	$1,508
3,915	3,365	Other comprehensive income	2,604	1,508
1,069	2,061	Net income	6,717	5,683
$4,984	$5,426	Total comprehensive income	$9,321	$7,191

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$1,069	$2,058	Net income from continuing operations	$6,717	$5,710
		Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
(825)	(1,411)	Amortization of deferred revenues	(2,827)	(4,033)
1,167	1,151	Depreciation and other amortization	3,325	3,223
	—	Stock compensation	—	83
(144)	300	Deferred income taxes	1,071	63
	—	Minority interest	—	4
66	30	Other	449	412
		Changes in operating assets and liabilities
(398)	826	Accounts receivable	(2,850)	(1,424)
112	(1,144)	Inventories	1,792	(3,467)
262	369	Income taxes	(85)	(64)
352	258	Prepaid expenses	(759)	(678)
(1,282)	(221)	Accounts payable and accrued liabilities	(3,857)	621
81	107	Current portion of deferred revenues	385	305
460	2,323	Net cash from (used in) operating activities of continuing operations	3,361	755
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(1,782)	(926)	Expenditures for property, plant and equipment	(3,794)	(2,736)
—	—	Increase in intangible assets	(185)	(150)
—	—	Proceeds from disposition of product right	—	96
424	582	Restricted cash	424	582
(1,358)	(344)	Net cash from (used in) investing activities of continuing operations	(3,555)	(2,208)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
—	—	Proceeds from long-term debt	—	4,965
—	—	Repayment of long-term debt	—	(10,036)
—	23	Increase in customer deposits, net	2	23
8	244	Exercise of options	1,474	1,485
—	—	Issuance of common shares and warrants, net of related expenses	—	13,385
—	—	Repurchase of common shares by subsidiary from minority interest	—	(9,557)
8	267	Net cash from (used in) financing activities of continuing operations	1,476	265
250	131	Effect of foreign exchange rate changes on cash and cash equivalents	141	171
(640)	2,377	Net cash from (used in) continuing operations	1,423	(1,017)
—	4	Net cash from (used in) discontinued operations	—	(39)
(640)	2,381	Net increase (decrease) in cash and cash equivalents	1,423	(1,056)
7,989	7,126	Cash and cash equivalents, beginning of period	5,926	10,563
$7,349	$9,507	Cash and cash equivalents, end of period	$7,349	$9,507

		Additional Information
$—	$73	Interest paid	$—	$213
$184	$—	Income taxes paid	$620	$840

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2004, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2005 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2005 and 2004.

Operating results for the three and nine month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.                                      Inventories

	September 30, 2005	December 31, 2004
		(audited)
Raw materials	$5,218	$5,491
Work-in-process	1,413	1,501
Finished goods	2,004	3,166
	$8,635	$10,158

3.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Periods Ended September 30,					For the Nine Month Periods Ended September 30,
2005		2004			2005		2004

2,603,754		2,730,399		Balance, beginning of period	2,753,232		3,097,942
				Increase (decrease) resulting from:
—		—		Approved for issuance	—		—
50,000		200,000		Granted	485,000		345,000
(2,467)		(115,333)		Exercised	(586,945)		(554,177)
—		—		Cancelled	—		(71,999)
—		(13,500)		Expired	—		(15,200)
2,651,287		2,801,566		Balance, end of period	2,651,287		2,801,566
1,307,398		1,528,454		Exercisable at September 30	1,307,398		1,528,454

				Weighted-average exercise price of options:
CDN$	3.88	CDN$	3.25	Outstanding, end of period	CDN$	3.88	CDN$	3.25
CDN$	3.49	CDN$	3.34	Exercisable, end of period	CDN$	3.49	CDN$	3.34
CDN$	6.20	CDN$	4.70	Granted	CDN$	5.85	CDN$	4.60
CDN$	3.62	CDN$	2.72	Exercised	CDN$	3.09	CDN$	3.52
—		CDN$	2.42	Cancelled and Expired	—		CDN$	2.94

2005	2004		2005	2004
Range of exercise price of options:
CDN$5.90 - $6.65	CDN$4.70	Granted	CDN$5.73 - $6.65	CDN$4.30 - $5.56
CDN$3.54 - $3.66	CDN$1.63 - $3.95	Exercised	CDN$2.19 - $5.41	CDN$1.63 - $4.40
—	CDN$2.42	Cancelled and Expired	—	CDN$2.42 - $3.66

The following table summarizes information about stock options outstanding at September 30, 2005:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price
		(in years)

CDN$2.01 - $2.50	574,995	5.61	CDN$	2.35	141,383	CDN$	2.35
CDN$2.51 - $3.00	100,833	3.12		$2.81	75,833		$2.87
CDN$3.01 - $3.50	360,000	1.02		$3.14	333,333		$3.14
CDN$3.51 - $4.00	635,459	1.19		$3.73	580,181		$3.74
CDN$4.01 - $4.50	220,000	2.39		$4.25	136,667		$4.22
CDN$4.51 - $5.00	200,000	4.61		$4.70	—	—
CDN$5.01 - $6.65	560,000	5.10		$5.81	40,000		$5.27
	2,651,287	3.39	CDN$	3.88	1,307,398	CDN$	3.49

(b)  Stock-based Compensation Costs

The following outlines the impact and weighted-average assumptions used as if the compensation cost for the Company’s stock options was determined using the fair value based method of accounting.

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004
$1,069	$2,061	Net income as reported	$6,717	$5,683
(222)	(192)	Pro forma impact	(630)	(525)
$847	$1,869	Pro forma net income	$6,087	$5,158

$0.03	$0.05	Basic net income per share, as reported	$0.16	$0.14
(0.01)	(0.00)	Pro forma impact per share	(0.01)	(0.01)
$0.02	$0.05	Pro forma net income per share (Basic)	$0.15	$0.13
$0.02	$0.04	Pro forma net income per share (Diluted)	$0.14	$0.13
0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	61%	Expected volatility	59%	61%
3.8%	3.9%	Risk-free interest rate	3.6%	3.9%
8 yrs	5 yrs	Expected option life	6 yrs	5 yrs

4.                                      Segmented Information and Major Customers

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

For the Three Month Periods			For the Nine Month Periods
Ended September 30,			Ended September 30,
2005	2004		2005	2004
		PRODUCT SALES REVENUES
$4,929	$4,549	Radiopharmaceuticals	$14,400	$13,177
11,648	11,979	Manufacturing	42,090	31,548
(543)	(323)	Corporate and Other	(774)	(1,384)
$16,034	$16,205		$55,716	$43,341
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$—
—	—	Manufacturing	—	—
1,423	1,980	Corporate and Other	5,057	5,693
$1,423	$1,980		$5,057	$5,693
		TOTAL REVENUES
$4,929	$4,549	Radiopharmaceuticals	$14,400	$13,177
11,648	11,979	Manufacturing	42,090	31,548
880	1,657	Corporate and Other	4,283	4,309
$17,457	$18,185		$60,773	$49,034
		PRODUCT GROSS MARGIN
$3,021	$2,773	Radiopharmaceuticals	$8,669	$7,913
2,672	2,700	Manufacturing	11,691	7,372
(34)	127	Corporate and Other	(51)	231
$5,659	$5,600		$20,309	$15,516
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$973	$1,022	Radiopharmaceuticals	$3,112	$2,799
1,410	881	Manufacturing	3,670	2,419
1,403	1,364	Corporate and Other	4,877	4,324
$3,786	$3,267		$11,659	$9,542
		RESEARCH AND DEVELOPMENT EXPENSE
$472	$440	Radiopharmaceuticals	$1,591	$1,446
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$472	$440		$1,591	$1,446
		SEGMENT INCOME (LOSS)
$1,576	$1,311	Radiopharmaceuticals	$3,966	$3,668
1,262	1,819	Manufacturing	8,021	4,953
(14)	743	Corporate and Other	129	1,600
$2,824	$3,873		$12,116	$10,221
		DEPRECIATION AND AMORTIZATION
$260	$256	Radiopharmaceuticals	$754	$706
807	624	Manufacturing	2,261	1,716
100	271	Corporate and Other	310	801
$1,167	$1,151		$3,325	$3,223
		OPERATING INCOME (LOSS)
$1,316	$1,055	Radiopharmaceuticals	$3,212	$2,962
455	1,195	Manufacturing	5,760	3,237
(114)	472	Corporate and Other	(181)	799
$1,657	$2,722		$8,791	$6,998

			September 30,	December 31,
			2005	2004
				(audited)
		IDENTIFIABLE ASSETS
		Radiopharmaceuticals	$13,115	$12,354
		Manufacturing	53,701	50,103
		Corporate and Other	26,645	26,328
			$93,461	$88,785

Geographic Segmentation

For the Three Month Periods			For the Nine Month Periods
Ended September 30,			Ended September 30,
2005	2004	REVENUES(1)	2005	2004
$8,657	$9,737	Canada	$29,239	$23,450
8,558	8,315	United States	30,996	25,293
242	133	Other	538	291
$17,457	$18,185		$60,773	$49,034

(1)          Revenues are attributable to countries based upon the location of the customer.

LONG-LIVED ASSETS Substantially all of the Company’s Property, plant and equipment, Goodwill and Intangible assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three Month Periods			For the Nine Month Periods
Ended September 30,			Ended September 30,
2005	2004		2005	2004
$70	$106	Radiopharmaceuticals	$356	$745
1,712	813	Manufacturing	3,401	1,971
—	7	Corporate and Other	37	20
$1,782	$926		$3,794	$2,736

Product Sales Revenues by Major Product Groups

For the Three Month Periods			For the Nine Month Periods
Ended September 30,			Ended September 30,
2005	2004		2005	2004
$4,929	$4,549	Radiopharmaceuticals	$14,400	$13,177
9,414	6,998	Manufacturing - Sterile	31,939	20,888
2,234	4,981	Manufacturing - Non Sterile	10,151	10,660
(24)	206	Corporate and Other	389	272
(519)	(529)	Intercompany eliminations	(1,163)	(1,656)
$16,034	$16,205		$55,716	$43,341

5.                                      Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

6.                                      Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP

These consolidated financial statements are prepared in accordance with U.S. GAAP which differs in certain material respects from Canadian GAAP.  While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact on the consolidated net income of the Corporation.

All material differences between U.S. GAAP and Canadian GAAP and the effect on net income are presented in the following table with an explanation of the adjustments:

For the Three Month Periods Ended September 30,			For the Nine Month Periods Ended September 30,
2005	2004		2005	2004

$1,069	$2,061	Net income as reported under U.S. GAAP	$6,717	$5,683

		Continuing operations
(92)	(107)	Intangible assets - Radiopharmaceuticals segment (i)	(143)	(167)
(518)	(518)	Intangible assets - Corporate and Other segment (i)	(1,553)	(1,553)
(222)	(164)	Stock-based compensation (ii)	(630)	(443)
(832)	(789)		(2,326)	(2,163)
$237	$1,272	Net income under Canadian GAAP	$4,391	$3,520

		Basic income per share
$0.01	$0.03	Canadian GAAP	$0.11	$0.09
$0.03	$0.05	U.S. GAAP	$0.16	$0.14
		Diluted income per share
$0.01	$0.03	Canadian GAAP	$0.10	$0.09
$0.03	$0.05	U.S. GAAP	$0.16	$0.14

(iv)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(v)              Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(vi)          Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

7.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.